SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 11, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH RELATING TO

Dollar Denominated 9 5/8% Senior Notes due 2012

and

Euro Denominated 10 1/8% Senior Notes due 2012

of

SMURFIT KAPPA FUNDING PLC

April 5, 2007 – Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), today announced the pricing terms of the cash tender offer (the “Tender Offer”) for up to $208,000,000 of its 9 5/8% Dollar Senior Notes due 2012, of which $280,117,000 are outstanding (the “Dollar Notes”), and up to €98,000,000 of its 10 1/8% Euro Senior Notes due 2012, of which €131,070,000 are outstanding (the “Euro Notes,” and together with the Dollar Notes, the “Notes”) were fixed.

The following table summarizes the pricing terms for the Total Consideration (which includes the Early Tender Payment), the Early Tender Payment and the Purchase Price (Total Consideration minus Early Tender Payment) for each $1,000 aggregate principal amount of Dollar Notes and for each €1,000 aggregate principal amount of Euro Notes.

Security Description	ISIN/Cusip No./ Common Code	Outstanding Principal Amount	Maximum Purchase Amount	Total Consideration	Early Tender Payment	Purchase Price
9 5/8% Dollar Senior Notes due 2012	US58282PAJ03 58282PAJ0	$280,117,000	$208,000,000	$1,064.20 per $1,000	$20 per $1,000	$1,044.20 per $1,000

10 1/8% Euro Senior Notes due 2012	XS0155417842 XS0167358331 015541784 016735833	€131,070,000	€98,000,000	€1,073.90 per €1,000	€20 per €1,000	€1,053.90 per €1,000

To receive the Total Consideration holders of Notes must have validly tendered (and not validly withdrawn) their Notes prior to 5:00 p.m. London time, Noon, New York time, on April 5, 2007 (the “Early Offer Deadline”). Holders who tender their Notes after the Early Offer Deadline will be eligible to receive only the Purchase Price.

The Tender Offer expires at 5:00 p.m. London time, Noon, New York time, on April 23, 2007 unless extended by the Company by press release or notice to the Tender Agents in the manner provided in the Offer to Purchase dated March 22, 2007 (the “Statement”) (such time and date as the same may be extended, the “Expiration Date”).

The Tender Offer is conditioned upon the satisfaction of the General Conditions as defined in the Statement. The Company reserves the right to amend or waive the terms of the Tender Offer.

The Tender Offer is being made solely pursuant to the Statement, which more fully sets forth and governs the terms and conditions of the Tender Offer, as well as sets forth additional information about the terms of the Tender Offer, how to tender Notes and conditions to the Tender Offer. The Statement contains important information that should be read carefully before any decision is made with respect to the Tender Offer. In deciding whether to participate in the Tender Offer, each holder should carefully consider the factors set forth under “Certain Significant Considerations” in the Statement.

This Announcement includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. Actual events or results may differ materially from those made in, or suggested by, the forward-looking statements contained in this Announcement.

Deutsche Bank is acting as sole Dealer Manager in this Tender Offer.

Further details on the Tender Offer and a copy of the Statement can be obtained from:

Dealer Manager:

Deutsche Bank AG, London Branch

Liability Management Group

Tel: +44 (0)20 7545 8011

email:  liability.management@db.com

Tender Agents and Depository Agent:

Deutsche Bank AG, London Branch

TSS – Restructuring Services Group

Tel: +44 20 7547 5000

email:  xchange.offer@db.com

Deutsche Bank Luxembourg S.A

TSS – Restructuring Services Group

Tel: +352 421 22 460

Information Agent:

D.F. King & Co., Inc.

Banks and Brokers call: +1 212 269-5550 (collect)

All others call toll free: +1 800 859-8511

OFFER RESTRICTIONS

This Announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. No recommendation is made as to whether holders of the Notes should tender Notes.

Neither this Announcement nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.  The distribution of this Announcement or the Offer to Purchase in certain jurisdictions may be restricted by law.  Persons into whose possession this Announcement or the Offer to Purchase come are required by each of the Company, the Dealer Managers, the Tender Agents, Depository Agent and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. This document is for distribution and must be passed on only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43(2) of the Financial Promotion Order (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom this document and such documents or materials can otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy.  Neither the Tender Offer nor any of the information contained herein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Statement and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Any person who may have a legal or contractual obligation to forward the Statement and any related documents in the Republic of Italy should read the Statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa in respect of the Offer. Accordingly the Notes may not be tendered or sold in the Republic of Italy and neither the Statement nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium.  In Belgium, the Tender Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account.  This document has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France.  The Tender Offer is not being made, directly or indirectly, to the public in France. Only qualified investors (Investisseurs Qualifiés), as defined in Article L. 411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer